Exhibit 12.1
Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30,
	2009	2008	2007	2006	2005	2004	2003
Earnings:

Income from continuing operations before income taxes	$66,617	$160,176	$220,015	$142,788	$250,223	$316,453	$299,380

Interest expense (excluding capitalized interest)(1)	24,047	50,421	55,294	56,661	56,604	32,851	19,241

Portion of rent expense under long-term operating leases representative of an interest factor	1,326	3,147	2,900	3,526	4,642	4,875	2,478

Total earnings	$91,990	$213,744	$278,209	$202,975	$311,469	$354,179	$321,099

Fixed charges:

Interest expense (including capitalized interest)(1)	$24,047	$50,421	$55,294	$57,051	$57,399	$33,299	$19,241

Portion of rent expense under long-term operating leases representative of an interest factor	1,326	3,147	2,900	3,526	4,642	4,875	2,478

Total fixed charges	$25,373	$53,568	$58,194	$60,577	$62,041	$38,174	$21,719

Ratio of earnings to fixed charges	3.6	4.0	4.8	3.4	5.0	9.3	14.8

(1)	Does not include interest expense related to uncertain positions recorded under Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which we adopted on January 1, 2007.